January 29, 2025

J. Peter Lloyd
Chief Financial Officer and Director
EQT Exeter Real Estate Income Trust, Inc.
Five Radnor Corporate Center
100 Matsonford Road, Suite 250
Radnor, PA 19087

        Re: EQT Exeter Real Estate Income Trust, Inc.
            Form 10-K for the year ended December 31, 2023
            File No. 333-273163
Dear J. Peter Lloyd:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction